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William J. Bielefeld william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

February 29, 2016

VIA EDGAR

Mr. Dominic Minore

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Pomona Investment Fund
Post-Effective Amendment No. 1 to the Registration Statement on Form N-2
File Nos. 333-198176; 811-22990

Dear Mr. Minore:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided telephonically on January 22, 2016, relating to Post-Effective Amendment No. 1 to the registration statement (the “Registration Statement”) on Form N-2 of Pomona Investment Fund (the “Fund”) under the Securities Act of 1933, as amended, and Amendment No. 6 to the Fund’s Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed on December 7, 2015. The Staff’s comments, along with the Fund’s responses, are set forth below. Undefined capitalized terms used below have the same meaning as given in the Registration Statement.

PROSPECTUS:

1.	Comment: Please revise footnote 2 to the pricing table on the cover page to reflect the offering costs and organizational costs disclosed in the Fund’s Semi-Annual Report on Form N-SAR, filed via EDGAR on December 2, 2015.

Response: The Fund will revise its disclosure consistent with this comment in Post-Effective Amendment No. 2 to the Fund’s Registration Statement.

2.	Comment: On the cover page, under “Risk Factors and Restrictions on Transfer,” please present the bold text in bullet format and revise to include the following additional statements:

US Austin Boston Charlotte Hartford Los Angeles New York Orange County Philadelphia Princeton San Francisco Silicon Valley

Washington DC EUROPE Brussels Dublin Frankfurt London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

Mr. Dominic Minore February 29, 2016 Page 2

•	Shares will not be listed on any national or other securities exchange and it is not anticipated that a secondary market will develop.
•	Shares are subject to restrictions on transferability, and liquidity, if any, may be provided by the Fund only through repurchase offers, which may, but are not required to, be made from time to time by the Fund as determined by the Fund’s Board of Trustees in its sole discretion. Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified time frame.

Response: The Fund will revise its disclosure consistent with this comment in Post-Effective Amendment No. 2 to the Fund’s Registration Statement.

3.	Comment: Please confirm supplementally whether the expected level of investment by the Fund in “Index Funds,” as described on page 2, is accurately reflected in the “Acquired Fund Fees and Expenses” line item presented in the table in the “SUMMARY OF FEES AND EXPENSES” section on page 29.

Response: The Fund confirms that the table in the “SUMMARY OF FEES AND EXPENSES” section accurately reflects the impact of the Fund’s anticipated investments in Index Funds.

4.	Comment: Please ensure that the derivatives-related disclosure in the Prospectus is appropriate for the Fund and confirm that there are not other types of derivatives besides equity options that will be part of the Fund’s primary investment strategy, in light of the letter regarding Derivatives-Related Disclosures by Investment Companies from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, Esq., General Counsel, Investment Company Institute (July 30, 2010).

Response: The Fund hereby confirms that it believes its derivatives-related disclosure is appropriate and accurately describes derivatives which may be used as part of the Fund’s primary investment strategy.

5.	Comment: Please confirm whether the target range figures in the table presented in the “INVESTMENT PROGRAM – Asset Allocation” section on page 37 are accurate. Specifically, please confirm that the lower bounds for “Secondary Investments” and “Buyout” are correct in light of the upper bounds presented for other items in the same categories and that these represent a minimum investment in these categories of assets.

Mr. Dominic Minore February 29, 2016 Page 3

Response: The Fund hereby confirms that the target range figures are accurate. The Fund does not expect its investments in either Secondary Investments or Buyouts to be less than 50% of its total investments.

6.	Comment: Please revise the disclosure in footnote 6 to the table in the “SUMMARY OF FEES AND EXPENSES” section on page 30 to indicate that the Expense Limitation and Reimbursement Agreement will remain in effect for at least one year from the date of the Prospectus. Please file as an exhibit to the Prospectus an amendment to the Expense Limitation and Reimbursement Agreement reflecting the new effective date.

Response: The Fund will revise its disclosure consistent with this comment in Post-Effective Amendment No. 2 to the Fund’s Registration Statement and will file as an exhibit an amendment to the Expense Limitation and Reimbursement Agreement.

7.	Comment: Please add disclosure to the table in the “SUMMARY OF FEES AND EXPENSES” section on page 29 describing the Early Repurchase Fee and the terms under which it will be imposed.

Response: The Fund will revise its disclosure consistent with this comment in Post-Effective Amendment No. 2 to the Fund’s Registration Statement.

8.	Comment: In the “SUMMARY OF FEES AND EXPENSES” section on page 31, please review the expense example for accuracy and revise if necessary.

Response: The Fund has reviewed the accuracy of its expense example and will update the table in Post-Effective Amendment No. 2 to reflect the following:

	1-year	3-years	5-years	10-years
Class A	$76	$177	$276	$522
Class I	$35	$130	$224	$461

Please let us know if you would like to discuss our calculations or methodology.

9.	Comment: Under the heading “Conflicts of Interest” the disclosure in the first paragraph indicates that the Adviser’s allocation policy provides that where pro rata allocation is not practicable or possible, investment opportunities will be allocated on a random or rotational basis that is fair and equitable “over time.” Please remove the words “over time” from the disclosure.

Mr. Dominic Minore February 29, 2016 Page 4

Response: The disclosure has been revised accordingly and the Fund confirms its understanding that, at this time, the Staff is not taking a position other than that as a fiduciary, an adviser should maintain policies and procedures designed to ensure that all client accounts are treated equitably in each instance and that investment opportunities are allocated fairly and equitably among client accounts on an ongoing basis and not simply “over time.”

STATEMENT OF ADDITIONAL INFORMATION

10.	Comment: Please confirm whether the three items listed as liabilities in the Statement of Assets and Liabilities on page F-3 are correctly labeled or whether they should instead all be labeled as “Offering Costs Payable” (or another similar term).

Response: The Fund confirms that the three items listed as liabilities in the Statement of Assets and Liabilities on page F-3 are properly labeled. The Fund has recorded liabilities related to the “Deferred Offering Costs” of $445,789. $338,069 of this liability is recorded within the “Payable to Adviser” balance, as these expenses were paid by the Adviser on behalf of the Fund. The remaining $107,720 is recorded as “Accrued Offering Costs” as a liability on the Statement of Assets and Liabilities.

11.	Comment: Please explain why the Fund had not booked a liability on the Statement of Assets and Liabilities on page F-3 relating to the organizational cost of $686,974 reflected in the Statement of Operations on page F-4.

Response: The Fund has recorded liabilities related to the organizational costs on the Statement of Assets and Liabilities. Of the $686,974 of organizational costs reflected on the Statement of Operations, $363,423 is recorded within the “Payable to Adviser” balance, as these expenses were paid by the Adviser on behalf of the Fund. The remaining $323,551 is recorded as “Accrued Organizational Costs” as a liability on the Statement of Assets and Liabilities.

FINANCIAL STATEMENTS (SEMI-ANNUAL REPORT)

12.	Comment: Please explain in detail what the following items in the Statement of Assets, Liabilities and Shareholders’ Capital table on page 2 represent: “Expense waiver receivable” of $1,205,357 and “Payable to Adviser” of $1,540,547. In addition, please indicate whether these items were or will be cash settled and please confirm that the Expense waiver receivable from the Adviser is settled at least on a quarterly basis (i.e. on the same term as the advisory fee payment).

Mr. Dominic Minore February 29, 2016 Page 5

Response: The “Payable to Adviser” line item represents the gross amount of expenses that have been incurred by the Adviser on behalf of the Fund. The “Expense waiver receivable” line item reflects the effect of the Expense Limitation and Reimbursement Agreement, which limits the extent to which the Fund must reimburse the Adviser for expenses paid on its behalf (other than the Specified Expenses described in the Prospectus). To date, the Fund has not needed to cash settle these items because there has been nothing due to the Adviser or the Fund at the end of a given quarter. In the future, to the extent there are amounts owed to the Fund by the Adviser, or to the Adviser by the Fund under the Expense Limitation and Reimbursement Agreement, such amounts will be settled on a quarterly basis.

13.	Comment: In future filings, please include a “Commitments and Contingencies” line item in the Statement of Assets, Liabilities and Shareholders’ Capital table and provide a cross reference to the applicable Notes to Financial Statements, in accordance with Item 15 of Rule 6.04 of Regulation S-X.

Response: The Fund will include a “Commitments and Contingencies” line item in the Statement of Assets, Liabilities and Shareholders’ Capital table and will provide a cross reference to the applicable notes in its future financial statements.

14.	Comment: In future filings, please include additional disclosure describing the Fund’s investments in secondary and primary investments in private equity funds in Note 1 of the Notes to Financial Statements.

Response: The Fund will include additional disclosure describing its investments in secondary and primary investments in private equity funds in the notes to its future financial statements.

15.	Comment: In future filings, please identify each unfunded commitment and disclose its extended fair value, either in the Schedule of Investments or in Note 9 of the Notes to Financial Statements, and confirm that the unfunded commitments are accounted for in accordance with comments discussed at the January 2006 AICPA Expert Panel Meeting.

Response: The Fund appreciates the Staff’s comment and respectfully refers the Staff to prior correspondence and discussions with the Staff held prior to the effectiveness of the Fund’s initial registration statement. At that time, the Fund was advised that the Fund’s commitments to private equity funds would not be treated in the same fashion as unfunded debt commitments made by other issuers which are subject to the Staff’s position outlined above.

Mr. Dominic Minore February 29, 2016 Page 6

TANDY REPRESENTATIONS

16.	Comment: Please provide Tandy representations in correspondence filed with the SEC on EDGAR.

Response: The Fund hereby makes the following representations:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*       *       *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3386 if you wish to discuss this correspondence further.

Sincerely,

/s/ William J. Bielefeld_________________

William J. Bielefeld

cc:	Jeffrey S. Puretz, Dechert LLP
Joel Kress, Pomona Investment Fund
Ryan Levitt, Pomona Investment Fund